Exhibit 99.2

January 18, 2022

GOLD STANDARD CONTINUES TO EXPAND AND DEFINE PINION SB ZONE

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced positive drill results from eight reverse circulation (“RC”) drill holes at the Pinion SB Zone (“SB Zone”) as part of its 2021 Exploration and Development Program (see press release dated May 20, 2021). The SB Zone is the contiguous southeast extension of the Pinion deposit.

(https://goldstandardv.com/site/assets/files/6148/sb_zone_map_cross_section.pdf)

Jason Attew, President and CEO, commented, “We are very encouraged by the 2021 drilling results at the SB Zone. We are intersecting mineralization closer to surface than previously estimated and the target remains open to the south and east. We look forward to continuing to explore this target in 2022 with the goal of adding to the existing Pinion mineral resource by year-end.”

Key Highlights:

  SB Zone represents the best mine life extension opportunity at the South Railroad Project; potential production from this zone would be additive to the life of mine plan contemplated in the upcoming Feasibility Study.

  PR21-07 intersected 27.4m of 1.26 g Au/t, one of the highest grade intercepts at the SB Zone to date.

  PR21-06 intersected 45.7m of 0.52 g Au/t with mineralization beginning closer to surface than previous estimations of the SB Zone; the geological interpretation of this development will inform future SB Zone drill programs.

  PR21-01 and PR21-02 were two of the most eastern holes ever drilled at SB Zone, and PR21-03 and PR21-04 were two of the most southern holes ever drilled at SB Zone; all four drill holes intersected mineralization and prove the target remains open to the south and to the east.

  The 2021 program is a follow up of the significant intercepts from the 2020 SB Zone program which included 61.1 of 1.07 g Au/t in hole PC20-22.

Pinion SB Zone Drill Results:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PR21-01	RC		-90	335	187.5-202.7	15.2	0.68
PR21-02	RC	270	-70	335	50.3-61.0	10.7	0.35
and					172.3-184.5	12.2	0.52
PR21-03	RC		-90	335	24.4-29.0	4.6	1.25
PR21-04	RC		-90	335	149.4-155.5	6.1	0.23

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

and				167.7-176.8	9.1	0.34
and				201.2-227.1	25.9	0.46
and				237.8-248.5	10.7	0.35
PR21-05	RC	-90	335	0-1.5	1.5	0.37
and				10.7-12.2	1.5	0.18
PR21-06	RC	-90	335	91.5-137.2	45.7	0.52
including				103.7-108.2	4.6	1.39
PR21-07	RC	-90	335	269.8-297.3	27.4	1.26
PR21-08	RC	-90	335	53.4-54.9	1.5	0.35
and				91.5-94.5	3.0	0.80
and				160.1-198.2	38.1	0.51

Note: Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All Gold Standard sampling was conducted under the supervision of the Company’s senior geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. Samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in either Sparks, NV or Hermosillo, Mexico where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by induced coupled plasma (ICP) in Vancouver, B.C. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results. Additional QA/QC testing was completed with American Assay Labs in Reno, Nevada on the original sample pulps prepared by Bureau Veritas using fire assay fusion with an ICP finish.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

All third party laboratories and service providers used or retained in the analysis of the samples are independent of Gold Standard.

Qualified Persons

Richard Yancey, Geology Manager, is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

About Gold Standard

Gold Standard Ventures Corp.	PAGE 2

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the ability of the Company to extend mine life at the South Railroad Project (“SRP”); the ability of the Company to produce gold from the SB Zone; the nature and extent of mineralization at the SB Zone target; the Company’s future exploration plans and objectives; the expected size and dimensions of the planned pit and area of demonstrated mineral resources; and about the potential financing and construction of the SRP. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will extend mine life at SRP; that the Company will develop Mineral Reserves and produce gold from the SB Zone; that the pit and the area of demonstrated mineral resources at SRP will conform to that set out in the Preliminary Feasibility Study for SRP; and that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the pit and the area of demonstrated mineral resources at SRP will be different than that set out in the Preliminary Feasibility Study for SRP, as a result of the Company’s Feasibility Study or otherwise; that no Mineral Reserves will be established or no gold production will occur at the SB Zone; that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PAGE 3